Filed by Udemy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Udemy, Inc.

Commission File No.: 001-40956

The following communication was made available on January 16, 2026 to instructors of Udemy, Inc.

Hello Instructor Community,

Over the past few weeks, I’ve had the opportunity to connect with many of you, and to review many of your posts and videos. There are a wide range of reactions to our Coursera–Udemy announcement, and I want to start by saying that the mix of cautious optimism, questions, and even concern is completely understandable.

I’m writing today to address a few recurring questions and to set the record straight about the vision ahead.

First, the Udemy brand is not going away.

Udemy represents something powerful and unique in the learning world: authentic, expert-led education from real practitioners who live and breathe their subject. This isn’t going anywhere. The company name is different from the brands that we will use to serve different customer segments in different geographies. Just as the world’s most successful companies maintain distinct, valuable brands under one umbrella (e.g., Marriott international owns and operates multiple hotel brands including Sheraton, Ritz-Carlton, and St. Regis), the Udemy brand will continue to shine as a beacon of practical, expert-driven learning.

Second, the Udemy open marketplace is a foundational part of the future.

Both Coursera and Udemy have been clear in our communications about the importance of Udemy instructors and the open marketplace approach to content creation. This is not an afterthought. It is central to the opportunity ahead.

Udemy’s open marketplace model is widely recognized as an exceptionally effective way to create relevant, high-quality, up-to-date content from expert practitioners around the world. This global content engine, and the instructors who power it, will be a meaningful part of the value of the combined company.

Looking at the bigger picture, what’s genuinely exciting is the emerging vision.

At a moment of intense and growing competition from AI and the increased use of chatbots and LLMs for learning, establishing a comprehensive learning ecosystem of world-class instructors, faculty at leading universities, and industry partners is more important than ever. We are moving toward a future where university education, expert practitioner instruction, and industry-partner learning not only coexist, but complement one another. Each serves different learner needs, moments in life, and individual goals, and together they create a far more powerful learning ecosystem than any one approach alone.

Over time, this combination could mean even more learners discovering your courses, more pathways for your expertise to create impact, and more opportunities for your teaching to change lives. This combination also creates opportunities to develop new tools and capabilities designed to more quickly support both instructors and learners alike.

What to expect next.

For now, the focus is on continuing to serve learners as we do today, and starting to plan how we will thoughtfully align these complementary brands, global talent, different learning modalities and content types. This work will take time, and while we have begun the integration planning process, actual integration won’t begin until the transaction is closed. Until then, it’s business as usual at Udemy, and we continue to operate as a separate company.

As we’ve shared before, we’re committed to keeping you as informed as possible throughout this process, though we do have legal limitations on what we can communicate before the transaction closes . What’s important to know is that the Udemy open marketplace and the Udemy brand are both critical ingredients in the future combined company.

I want to thank the many instructors who have been helping share accurate information with others in the community. We fully understand the cautious optimism and uncertainty that come with moments like this, and we appreciate the constructive dialogue.

Let’s build an exciting future together!

Zane

For additional important information about the transaction, please read this link: udemy-combines-with-coursera/legends